Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ In Millions)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$210	296	309	293	361
One-Third of Rents, Net of Income from Subleases	28	28	27	26	29

Total Fixed Charges	$238	324	336	319	390

Earnings:
Income Before Income Taxes	$2,598	2,210	1,831	940	767
Fixed Charges	238	324	336	319	390

Total Earnings	$2,836	2,534	2,167	1,259	1,157

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	11.92x	7.82x	6.45x	3.94x	2.97x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$412	512	661	885	1,314
One-Third of Rents, Net of Income from Subleases	28	28	27	26	29

Total Fixed Charges	$440	540	688	911	1,343

Earnings:
Income Before Income Taxes	$2,598	2,210	1,831	940	767
Fixed Charges	440	540	688	911	1,343

Total Earnings	$3,038	2,750	2,519	1,851	2,110

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	6.90x	5.09x	3.66x	2.03x	1.57x